Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Devon Energy Corporation:

We consent to the use of our report dated September 27, 2013 with respect to the balance sheet of Devon Midstream Partners, L.P. as of September 19, 2013 and our report dated September 27, 2013, with respect to the combined balance sheets of Devon Midstream Holdings, L.P. Predecessor (as described in note 1 to those financial statements) as of December 31, 2012 and 2011, and the related combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Oklahoma City, Oklahoma

September 27, 2013